PropertyClub, Inc.


PROPERTY
CLU

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Introduction

PropertyClub is a next generation real estate platform using blockchain technology to revolutionize the way people market, search for, buy, rent and invest in real estate. We're creating a global real estate marketplace that is free of third party agents and solves the overwhelming supply problems faced by existing centralized marketplaces.

Additionally, we will use blockchain technology and smart contracts to enable anyone to conduct real estate transactions digitally and securely, recording such things as contracts of rent or sale, transfers of title, and the tokenization of real estate on the blockchain.

Problem:

"It has been reported that New York State regulators consider Zillow Group's "premier agent" advertising program to be deceptive to consumers and in violation of NY State advertising laws. We agree with NY State regulators and consider Zillow Group's advertising practices to be illegal and unethical".

Therealdeal.com - *"State says StreetEasy's Premier Agent program may be illegal!"* →

Existing portals like Zillow Group demand total control over the listings they receive. Listing quality is not properly verified leading to marketplaces that oftentimes contain fake, duplicate and bait-and-switch listings. Then, whenever buyers or renters are interested in a particular property, these portals deceive their users by collecting their personal information and perniciously selling it to third party agents as leads, without the users' explicit knowledge or consent, creating unnecessary friction and increasing costs/fees to users.

Solution:

Our solution is to build a fully transparent real estate marketplace that leverages blockchain technology to verify listings, remove third parties, and reduce costs. Additionally, we envision using blockchain technology and smart contracts to enable anyone to conduct real estate transactions digitally and securely, recording such things as contracts of rent or sale, transfers of title, tokenization of real estate, and the purchase of real estate assets with PCC tokens on the blockchain.


SYNERGY BETWEEN BLOCKCHAIN AND OUR MARKETPLACE
New Experiences
We will enhance the existing online real estate market through new user experiences such as facilitating the digital transfer of property and the tokenization of real estate. Future opportunities include approving mortgages digitally, faster and at a fraction of the cost.

Expanding the Market

Our ability to expand the market cannot be overstated enough as the market suffers from a lack of frequency; people do not buy, sell or rent a home that often. To understand what it means to truly expand the market let's look at one example, Uber: their convenience and competitive pricing has greatly increased demand for car services. By introducing PCC and tokenizing real estate we will make real estate more accessible greatly increasing demand.



Global Network Effects

Blockchain helps us achieve global network effects that competing marketplace don't. For example, existing marketplaces would offer little to no benefit to a home seller in the US when a buyer in France signs up, but by tokenizing properties we make it quick and easy for anyone in the world to invest in real estate meaning that any new user benefits the whole community.

Monetary Advantages

Our transparent, blockchain fueled marketplace will result in reduced fees and better prices for consumers as third party agents are removed and marketing costs are reduced for listers. Additionally, most fees associated with the sale, purchase and management of real estate will be drastically reduced.


Transfer PCC
PCC (Property Club Coin)
PropertyClub Network/ Private Ethereum Blockchain/ Sidechain
Marketplace Smart Contracts
Public Ethereum Network/ Ethereum Blockchain
PCC ERC-20 Contract
Inter-ledger token transfer protocol
PCC ERC-20 Contract
Identity Contract
Listing Verification Contract
Business Logic Contracts*
Tokenization Contracts & Security Token Exchange
Property Unique Security Tokens
PropertyClub Wallet
User Wallets
*Business Logic Contracts include as yet to be developed smart contracts which will help facilitate various business processes. Examples include Payment Contracts, Rental/Sale Contracts, and associated Signature & Ownership Verification Contracts among others.

Market Background

Property listing information has long been controlled by listing brokerages and MLS's (Multiple Listing Services). Traditionally this has meant that consumers would go to a brick and mortar brokerage to get help as only realtors had access to this information. However, since the creation of the internet brokers and MLS's have begun to market real estate online (Currently over 93% of home buyers user the internet to search for a home. This includes over 99% of millennials1). This system has not been without problems as brokerages & MLS's insistence on maintaining control over their listings coupled with their lack of cooperation with one another has led to the rise of listing portals like Zillow who buy and aggregate listings from multiple sources. The success of these portals is based on home buyers and renters preference to have access to as much data and as many listings as possible. They therefore gravitate to large portals over small brokerage websites (brokerage sites will have higher quality listings, but only feature their own listings, therefore only accounting for a small slice of the market). These large listing portals then manipulate the listings and data they collect to monetize it. The deception performed by Zillow Group et al is best described as a bait-and-switch; potential buyers & renters are drawn in by a listing, their personal information is collected, and is then promptly sold to the highest bidder (a third party agent). These third party agents pay hefty fees to buy leads and are oftentimes unqualified and unfamiliar with the market. They have likely never set foot in the aforementioned properties. The current model is dishonest and deceptive and benefits no-one except for Zillow Group and their ilk. Recent surveys have shown frustration with the process among homebuyers to be extreme with 42% (including 46% of millennials) calling the process "stressful" in a recent nerdwallet report2. Meanwhile a survey conducted in the UK by Which? Mortgage Advisers found home buying to be the second most stressful event in life, narrowly edged by getting a divorce, but ahead of arranging care for an elderly relative, having a child, and changing jobs among others3.

Real estate professionals are no less enthused by the current model. Borrell Associates estimates that US real estate agents and brokers spent over $10.5 Billion on advertising in 2017 (90% of which was on digital advertising). Another $4 Billion is spent on advertising by rental property managers and real estate developers. Meanwhile mortgage brokers spent an estimated $14 Billion on advertising4. Zillow Group is estimated to have approximately 64% of online market share5, but only generates revenues accounting for 6% of ad spend of realtors, property managers and developers. This is clear evidence of the lack of enthusiasm real estate professionals have for Zillow Group and its dishonest practices and signifies a broken model.

Our marketplace eliminates third parties and the friction they bring, improves listing quality, and rewards members of our community with PropertyClub coins (PCC).

1. NAR 2016 profile of home Buyers and Sellers →
2. Nerdwallet Home Buyer Reality Report →
3. Which? Mortgage Advisors Stress Survey →
4. Borrell Associates Real Estate Advertising Outlook (2017) →
5. Inman; Zillow Snags more market share than ever →

Problems

The main problems with the current environment are poor listing quality and accuracy coupled with an overall lack of transparency. These stem from the facts that (i) real estate pros have consistently sought to maintain control of their listing data and failed to work together to create a comprehensive and transparent consumer facing marketplace. This has led to an overly complicated supply chain as there is no uniformly streamlined process to list, distribute and market listings; and (ii) that the interests of listing aggregators like Zillow Group do not align with either the interests of real estate professionals or those of buyers, sellers and renters. These can be split up as follows…

1.3.1 The Supply Chain Problem

High Fragmentation: Due to real estate professionals' refusal to cooperate the listing supply chain is highly fragmented. This makes aggregating/sourcing listings challenging for marketplaces as they need to set up and manage listing feeds from dozens of different sources.

No universal listing standards: Due to the high amount of fragmentation there is a lack of any type of universal listing standard. Many vendors have little or no quality control whatsoever. Publishers also typically lack proper quality control resulting in marketplaces that are filled with fake, bait-and-switch, and/or duplicate listings.

There is also a rampant, fundamental lack of understanding of the listing supply chain among existing marketplaces and even many real estate professionals. The process is overly convoluted and listing information often passes through multiple parties before reaching consumers. A common theme among new marketplaces is to recognize issues with transparency and poor user experience, but their solutions are superficial and lacking as they do not address the quality issues created by the existing supply chain and typically aggregate bad listing data without any quality control. Essentially while many of these marketplaces may have good intentions they are simply unaware of and unprepared to solve the fundamental listings supply issues (Rentberry is an example of one such marketplace that is filled with poor quality, duplicate and expired listings and is in many ways nothing more than a type of Craigslist with a nicer UI).

1.3.2 The Problem with Zillow Group et al

1. Listers (listing agents, landlords, owners, etc) lose control of their data once it's distributed/aggregated by portals like Zillow Group. These portals then manipulate the listing data to suit their needs, to generate as many leads as possible, and to maximize their revenue. The effects are that: a) leads are sold to third parties aggravating listing brokers and causing confusion amongst consumers; and b) portals have little incentive to ensure listing quality as fake, bait-and-switch, or expired listings can still be monetized as leads can be sold to third parties who then try to convert such leads to other listings.
2. Consumers (buyers, sellers, renters, etc) are left feeling deceived as they constantly encounter the following issues when browsing portals like Zillow Group:
   a) listing quality is poor with many duplicate, fake, bait-and-switch and expired listings;

   b)consumers are duped when their personal information is sold to third parties asleads. The user experience is poor as they are unable to get real time information as contacting the lister directly is not possible. Once the lead is sold to a third party a game of telephone ensues where the third party has to put the consumer on hold each time the lister asks a listing specific question so that he/she can reach out to the lister for the answer. Furthermore additional information/ knowledge received from third party agent(s) is poor as they are typically far less qualified and knowledge of the listing/building/neighborhood/ market than the listing agent; and

c) this lack of transparency results in a major loss of end users' time and increased costs as listers and third party agents are forced to pass along the large costs imposed on them by these portals.

Finally a sort of domino effect typically occurs where listing quality and consumer confidence is continually falling. As costs and the number of fake listings increases many listers are forced to either withdraw from the marketplace (increasing the number of third party agents) or to also engage in less than ideal marketing practices to ensure their listings can compete. Consumers then mistakenly blame listing agents for the lack of transparency and quality as they are unaware that the problem is actually caused by Zillow Group and other aggregators who have created the existing "bait-and-switch" style model in an effort to monetize their product.


Analysis of Existing Supply Chain
Listing quality coming from CMS's varies greatly. CMS's with high quality listings send them to the MLS. Those with fake, bait-and-switch listings will syndicate directly to publishers and bypass the MLS.
Many owners/landlords share listings with brokers as open listings. Some brokers post listings without permission or create fake, bait-and-switch listings intending to converting a buyer/renter to a similar listing.
Unlike MLS's who verify listing information to ensure quality, Publishers only care about their bottom line and will gladly accept bait-and-switch listings from subscribers.
Publishers like Zillow profit off of your personal info by selling it as leads to third parties who are typically poorly qualified to help you and have likely never even seen the property you're interested in.

Finding a Solution

The key to building a successful marketplace lies in creating marketplace liquidity. Without sufficient supply and demand users will find little value in a marketplace, regardless of how much better it may be than competing marketplaces. Failing to address this is precisely why the vast majority of online marketplaces fail. All other existing real estate marketplaces working with blockchain have taken the issue of marketplace liquidity for granted. The few marketplaces that do attempt to address it typically lack a proper understanding of the listing supply chain and are unable to fully address it as their marketplaces will be plagued by low quality and fake listings.

	Listing Source	Supply	Creating Demand (strategy)	Blockchain & Smart Contracts
Zillow/Trulia/StreetEasy	Mostly Aggregate some Peer to Peer	Strong Supply, poor listing quality	Brand recognition, SEO, leverage supply	None
Property Club	Aggregate, CMS and Peer to Peer	Strong supply with high quality listings & unique peer to peer listings	Leverage supply, listing rewards, unique features, unique content, better user experience	Tokenization of Real Estate, Listing Rewards, Contracts & Mortgages
Rentberry	Mostly Aggregate, some Peer to Peer	Strong supply with lower quality listings due to less quality control while aggregating	Leverage supply quantity to create demand, some unique/gimmicky features	Rental Applications & Leases, Security Deposits
Rexmls	Peer to Peer	Weak supply	Not Clear	Decentralized MLS

Our Solution: A Blockchain Marketplace

Our solution is to use blockchain to build a fully decentralized real estate marketplace. This will be achieved by creating what would in effect be a global MLS (Multiple Listing Service) that would allow real estate professionals, owners and landlords to publish listings on the blockchain.

There is a tremendous amount of synergy between blockchain and marketplaces. Let's imagine for a moment a world in which our legal framework has evolved to recognize Ricardian contracts and in which there exists a global, distributed property ledger (on the blockchain), which can be updated digitally through the use of the aforementioned smart contracts. PropertyClub will take advantage of blockchain technology to do things never before possible. Here are 5 key ways in which we will use blockchain to enhance our marketplace:

- (i) New Experiences - Our marketplace will enhance the existing online real estate market by offering a tremendous amount of new user experiences such as rewarding users with PCC, facilitating the digital transfer of property and the tokenization of real estate. Additional exciting opportunities include approving mortgages digitally,faster and at a fraction of the cost.
- (ii) Expanding the Market - PropertyClub will expand the market in ways few marketplaces ever have. The ability to achieve this cannot be overstated enough as the current market suffers from a lack of frequency; people do not buy, sell or rent a home that often. To understand what it means to expand the market we'll look at one such example, Uber: through their incredible convenience and competitive pricing they have greatly expanded demand for car services. We will achieve increased demand through the tokenization of real estate and introduction of the PCC currency. Properties on our marketplace will be more accessible as we remove the barrier of entry to invest in real estate and make purchasing internationally easier and safer than ever before.
- (iii) Global Network Effects - Most marketplaces can achieve network effects on a local or regional level, but few are able to achieve a global network effect. Using existing real estate marketplaces as an example there is currently little to no benefit to a home seller in France when a new buyer in the US signs up. Blockchain changes this as we will be able to tokenize real estate making it easy and accessible for anyone to invest in real estate anywhere in the world.
- (iv) Payment Flow - Blockchain allows us to offer much more than just a marketplace to search for properties. These additional services will enable us to be part of the payment flow. Existing real estate marketplaces are unable to do this as they simply operate as media companies.
- (v) Monetary Advantages - There are tremendous economic advantages to using blockchain technology. The lower marketing costs associated with a decentralized and transparent marketplace will in turn result in lower commissions and betterprices. Savings for international investors as well as the title insurance and mortgage industries will be in the tens of billions of dollars. Additionally legal, management,and other fees associated with the sale, purchase and management of real estate can be reduced.

However, we do recognize however that adoption of a completely peer to peer, top down solution will not happen overnight and aggregating supply will be necessary until we get listers to make the jump to our platform. It goes without saying that we will deploy PCC to facilitate the quick adoption of our platform, but it would be naive to assume as others do (we're looking at you REXMLS & Realista), that simply sprinkling some tokens around mixed with the buzzwords “blockchain” and “smart contracts” would lead to a critical mass of supply and demand miraculously materializing. Therefore we will achieve said critical mass through the implementation of the following strategy:

1. Vertical Integration - Our platform is being built vertically to get listings as close to the source as possible. We cut out middle-men saving users time and aggravation.
2. Aggregating Supply - Supply will be aggregated from an extensive network of qualified sources. All listings will run through our import api which flags and rejectslistings it deems to be fake, suspicious or duplicates.
3. Peer to Peer Listings & CMS - We currently support by owner/by landlord listings and will also be launching a room/roommates marketplace. The PropertyClub CMS is our listing management solution for real estate pros, allowing them to upload and manage all of their listings quickly and easily.
4. Removing Third Parties - We've removed all third party agents to help create a transparent and frictionless marketplace. This will result in a better experience for everyone. Costs to real estate professionals will be lowered enabling the savings to be passed on to buyers, sellers and renters.

With PropertyClub and Blockchain


Our CMS/MLS will use blockchain technology to help create a decentralized peer to peer marketplace.
FSBO/FRBO
Listing Brokers
Property Club CMS/MLS
Multiple Listing Service
Property Club Marketplace
Buyers/Renters
No Third Parties. PropertyClub's marketplace cuts out the middle man and removes friction.

Strategy

Many of our competitors in the blockchain space make the key strategic mistake of underestimating the marketplace liquidity problem (aka the chicken or the egg problem). Instead of focusing on building dynamic marketplaces with great supply and robust demand, they typically focus on creating use cases for blockchain technology, even though most of these proposed use cases require a flourishing marketplace. The assumption that a marketplace will succeed solely because of its use of "blockchain" or its introduction of a cryptocurrency misguided, and is a major strategic mistake as blockchain technology is best utilized by dynamic marketplaces with good liquidity. Blockchain is not a tool to build a marketplace from scratch or to create supply and demand on its own. We are therefore adopting the following 4 step approach to build our marketplace and ensure its healthy growth and development:


The PropertyClub Marketplace
Blockchain
Blockchain technology will enhance and expand our marketplace
Platform Adoption
Widespread adoption of our CMS & global MLS will lead to a descentralized marketplace
Demand
Strong demand enables us to change behavior of suppliers resulting in adoption of our platform
Supply
Great supply is the foundation of any successful real estate marketplace
4
3
2
1

Listing Supply

PropertyClub will achieve strong supply through a mix of aggregating listings, our pro CMS and peer to peer listings.

- i) Aggregating listings - We import listings from pre-screened sources and run all aggregated listings through our verification api which flags and rejects duplicate, fake, and suspicious listings. On average we accept less than half of syndicated listings. Imported listings are updated every six hours. Since launching in NYC we've partnered with multiple top brokerages as well as REBNY's (The Real Estate Board of New York).
- ii) PropertyClub Pro CMS - Our proprietary CMS is an ideal solution for realtors who wish to post and manage their listings quickly and easily, enabling them to reach consumers in real time. Since our launch over 3,000 realtors have used our Pro CMS to post listings in NYC. More importantly our Pro CMS is robust enough to replace all other marketing tools realtors use and to potentially be offered as an off-the-shelf solution to power brokers' individual websites and MLS syndication. This makes it an effective end-to-end marketing solution for real estate professionals. In the future we will also incorporate CRM features.
- iii) Peer to Peer - Typically posted by small landlords or tenants looking for lease breaks, assignments or sublets these listings are oftentimes unique to PropertyClub as well as being priced below market value. Peer to peer listings bring a lot of attention to our marketplace as the listers actively promote them and they are typically a great value. On average we forecast that between 10-15% of our listings will fall into this category.

Demand

Our focus on having the highest quality supply will help drive demand. This is amplified by the fact that the biggest pain points for buyers & renters tend to be related to low quality supply and the poor user experience provided by other marketplaces. In addition to providing the best listings possible we will also employ the following strategies to help drive strong demand:

- i) Unique Content - We are focused on creating unique content that will not only benefit users, but also drive organic traffic. Examples will include our neighborhood guides, blog articles, and user generated reviews.
- ii) Data - There is unprecedented access to a variety of data that is useful to our users. This includes school data, neighborhood data, and price/sale history of individual homes. Our school database and ratings will be introduced shortly followed by a comprehensive property database along with sales history. The introduction of these will give our users access to invaluable information while also helping with SEO (search engine optimization) and organic traffic.
- iii) Deployment of PCC - PropertyClub Coins shall be deployed to help foster demand. One way users will be able to collect PCC is through listing rewards for viewing and reviewing listings.
- iv) Reviews - We are planning on introducing user generated reviews for listings, buildings and neighborhoods. Users posting reviews will go through KYC to verify their association with the address being reviewed and PCC will be rewarded for posting reviews.
- v) Roommates - Additional demand will also come from roommates matched through our end-to-end solution for roommates. Other marketplaces rarely offer a solution for roommates while roommate sites typically act only as a matching service and roommates navigate to large marketplaces to search for suitable listings.

Product



PropertyClub CMS


RE Pro Benefits
End User Benefits
Cost Savings
Time Savings
Additional Features (lead tracking/CRM)
Real Time Updates
Greater Transparency
Improved UX
Higher Quality Listings
More Listings & UniqueListings

Rooms and Mates

We're building the first end-to-end solution for roommates. Other roommate sites are limited to roommate matching or just rooms and mates, forcing users to navigate to other sites to search for properties once they've found a roommate. Our marketplace allows users to find a roommate and then search all available properties or vice versa. All under one roof. Through blockchain we can also do KYC and/or background checks on roommates to ensure everyone's safety and provide a better roommate matching experience.



Create your profile
Create an in depth profile specifying who you are, what you're looking for & what makes you great!

Find Rooms
Search available rooms or simply find a place that suits your needs and create a roommate wanted listing for the available room.

Message Roommates
Connect with potential roommates or send your favorite rooms or properties to your friends.

School Database

School Data
We have begun aggregating local and national school data that will give prospective buyers/renters access to valuable information about local schools including zoning, academic performance and PropertyHub's overall grade of the school.

School Grades
Our school grading api looks at various data points to grade schools. These include...
— test results/academic performance
— graduation rates
— attendance rates

School Reviews
PropertyClub users will also be able to review schools creating unique and valuable user-generated content.


A+
Stuyvesant High School
ADDRESS
431 23rd Avenue • Financial District
SHOW ON MAP
PHONE NUMBER
+106 124 315
WEBSITE
https://school.com
PRINCIPAL
John Snow
PARENT COORDINATOR
Mihai Losonti
NUMBER OF STUDENTS
1415
GRADUATION RATE
96%
SAT RESULTS
412 380 376
School NY State USA
CRITICAL READING
412 380 376
School NY State USA
MATHS
412 380 376
School NY State USA
WRITING
412 380 376
School NY State USA
TOTAL
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PropertyClub Coin

DISCLAIMER: PROPERTYCLUB COINS ARE NEITHER SECURITY TOKENS NOR A UTILITY TOKENS. PROPERTYCLUB COINS ARE A REWARDS CURRENCY SIMILAR TO AIRLINE MILES AND SHOULD NOT BE MISTAKENLY CONFUSED WITH THE SECURITIES BEING OFFERED IN THIS OFFERING. PURCHASING SECURITIES IN THIS SOLELY ENTITLES YOU TO THE SHARES PURCHASED IN THIS OFFERING AND IN NO WAY ENTITLES YOU TO PROPERTYCLUB COINS AND IS NOT AN INVESTMENT IN PROPERTYCLUB COINS.

PropertyClub Coins are intended to be deployed and awarded to users to ensure the healthy and continued growth of the PropertyClub ecosystem.

PropertyClub Coins will be redeemable for various services on the platform such as paying for listing a property or for the execution of various smart contracts. PCC are also envisioned to act as a currency that may in the future be used to purchase real estate.

Total Supply: There shall be 1 Billion (1,000,000,000) total PCC tokens.

Distribution: PCC Shall be awarded to users for verifying listings or performing other actions on the platform (such as writing reviews for listings, buildings, or neighborhoods).

Team

A talented and dedicated team with a passion for blockchain technology, real estate, and creating great UX.



Andrew Weinberger CEO

Andrew is a veteran of the Proptech space having been involved in various Proptech ventures over the years. He has also been a licensed real estate agent in the State of New York for the past 5 years.



Daniel Nadasan CTO

Daniel is a full-stack developer with over 3 years experience in the Proptech space.



Mihai Losonti Developer

Mihai is a back-end and blockchain developer

Polsinelli PC

Legal Partner

Roadmap



2018
Launch of propertyclub.nyc
Reg-CF stock offering
Finalization of smart contracts and introduction of PCC token rewards
National expansion
Development of blockchain based CMS/MLS system
Launch of school statistics, reviews, and mates
2019
Development and launch of PropertyClub CRM
Development of national property database
Strategic partnerships with other RE blockchain startups and blockchain property registries
2020
International expansion
Tokenization of real estate; Offer ability to purchase real estate with PCC

Be a part of PropertyClub, Inc.

This is an offering of Common Stock, under registration exemption 4(a)(6), in PropertyClub, Inc.. This offering must raise at least $10,000 by July 10, 2018 at 11:59pm ET. If this offering doesn't reach its *target*, then your money will be refunded. PropertyClub, Inc. may issue additional securities to raise up to $1,070,000, the offering's *maximum*.

$0 raised

$10,000 minimum

If the offering is successful at raising the maximum amount, then the company's implied valuation after the offering (sometimes called its *post-money valuation*) will be:

100,000 shares × $62.50 per share
= $6,250,000 implied valuation

Financials

We estimate that the the funds raised through NetCapital will be allocated to the following items: 60% Design, Development & Site Maintenance 20% Sales, Marketing & Content Creation 10% Office, Administrative & Operations 5% Legal & Accounting 5% Miscellaneous

These financial statements have been reviewed by an independent Certified Public Accountant.

CPA review letter

PropertyClub, Inc.'s SEC filings

The Offering Statement is a formal description of the company and this transaction. It's filed with the SEC to comply with the requirements of exemption 4(a)(6) of the Securities Act of 1933.

- Latest offering statement

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Understand the risks

Be sure to understand the risks of this type of investment. No regulatory body (not the SEC, not any state regulator) has passed upon the merits of or given its approval to the securities, the terms of the offering, or the accuracy or completeness of any offering materials or information posted herein. That's typical for Regulation CF offerings like this one.

Neither Netcapital nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.